Exhibit 99.1

SOHU.COM REPORTS THIRD QUARTER 2023 UNAUDITED FINANCIAL RESULTS

BEIJING, Nov 13, 2023 –Sohu.com Limited (NASDAQ: SOHU) (“Sohu” or the “Company”), a leading Chinese online media, video, and game business group, today reported unaudited financial results for the third quarter ended September 30, 2023.

Third Quarter Highlights1

•	Total revenues were US$145 million, down 22% year-over-year and 4% quarter-over-quarter.

•	Brand advertising revenues were US$22 million, down 14% year-over-year and 8% quarter-over-quarter.

•	Online game revenues were US$117 million, down 21% year-over-year and 1% quarter-over-quarter.

•	GAAP net loss attributable to Sohu.com Limited was US$14 million, compared with a net loss of US$22 million in the third quarter of 2022 and a net loss of US$21 million in the second quarter of 2023.

•

Non-GAAP[2] net loss attributable to Sohu.com Limited was US$10 million, compared with a net loss of US$17 million in the third quarter of 2022 and a net loss of US$18 million in the second quarter of 2023.

Dr. Charles Zhang, Chairman and CEO of Sohu.com Limited, commented, “In the third quarter of 2023, we continued to improve our product offering and enhance operational efficiency. Thanks to these efforts, we delivered both top and bottom-line performance in line with our prior expectations. At Sohu Media Portal, we further refined our products and upgraded the user experience. At Sohu Video, with our “Twin Engine” strategy, we focused on the generation and distribution of compelling short-form content as well as live broadcasts. These efforts helped us further boost user engagement and social interactions. At the same time, benefiting from our unique content marketing campaigns, we continued to explore a diverse range of monetization opportunities that leverage our differentiated competitive advantages. For online games, with consistent release of new content updates and operational efforts, game revenues remained stable.”

Third Quarter Financial Results

Revenues

Total revenues were US$145 million, down 22% year-over-year and 4% quarter-over-quarter.

Brand advertising revenues were US$22 million, down 14% year-over-year and 8% quarter-over-quarter.

Online game revenues were US$117 million, down 21% year-over-year and 1% quarter-over-quarter. The decreases were mainly due to the natural decline of our older games.

Gross Margin

Both GAAP and non-GAAP gross margin were 76%, compared with 71% in the third quarter of 2022 and 76% in the second quarter of 2023.

Both GAAP and non-GAAP gross margin for the brand advertising business were 15%, compared with 2% in the third quarter of 2022 and 30% in the second quarter of 2023.

Both GAAP and non-GAAP gross margin for online games were 87%, compared with 84% in the third quarter of 2022 and 87% in the second quarter of 2023.

[1]

The bankruptcy proceedings of Changyou’s wholly-owned subsidiary Shanghai Jingmao Culture Communication Co., Ltd. (“Shanghai Jingmao”), which operated Changyou’s cinema advertising business, were concluded by a Chinese mainland bankruptcy court during the third quarter of 2023. We recognized a US$35 million disposal gain within discontinued operations in the condensed consolidated statements of operations for the third quarter. Unless indicated otherwise, results presented in this press release are related to continuing operations only, and exclude the disposal gain mentioned above.

[2]

Non-GAAP results exclude share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, and the related income tax impact; and interest expense recognized in connection with the one-time transition tax (the “Toll Charge”) imposed by the U.S. Tax Cuts and Jobs Act signed into law on December 22, 2017 (the “U.S. TCJA”). Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Operating Expenses

GAAP operating expenses were US$132 million, down 12% year-over-year and 5% quarter-over-quarter. Non-GAAP operating expenses were US$131 million, down 12% year-over-year and 5% quarter-over-quarter. The year-over-year decrease was mainly due to a decrease in Changyou’s marketing and promotional spending for online games.

Operating Loss

GAAP operating loss was US$21 million, compared with an operating loss of US$18 million in the third quarter of 2022 and an operating loss of US$23 million in the second quarter of 2023.

Non-GAAP operating loss was US$20 million, compared with an operating loss of US$17 million in the third quarter of 2022 and an operating loss of US$23 million in the second quarter of 2023.

Income Tax Expense

GAAP income tax expense was US$15 million, compared with income tax expense of US$16 million in the third quarter of 2022 and income tax expense of US$18 million in the second quarter of 2023. Non-GAAP income tax expense was US$12 million, compared with income tax expense of US$14 million in the third quarter of 2022 and income tax expense of US$15 million in the second quarter of 2023.

Net Loss

GAAP net loss attributable to Sohu.com Limited was US$14 million, or a net loss of US$0.41 per fully-diluted American depositary share (“ADS,” each ADS representing one Sohu ordinary share), compared with a net loss of US$22 million in the third quarter of 2022 and a net loss of US$21 million in the second quarter of 2023.

Non-GAAP net loss attributable to Sohu.com Limited was US$10 million, or a net loss of US$0.30 per fully-diluted ADS, compared with a net loss of US$17 million in the third quarter of 2022 and a net loss of US$18 million in the second quarter of 2023.

Liquidity and Capital Resources

As of September 30, 2023, cash and cash equivalents, short-term investments and long-term time deposits totaled approximately US$1.4 billion.

Supplementary Information for Changyou Results3

Third Quarter 2023 Operating Results

•

For PC games, total average monthly active user accounts[4] (MAU) were 2.2 million, an increase of 3% year-over-year and 2% quarter-over-quarter. Total quarterly aggregate active paying accounts[5] (APA) were 1 million, a decrease of 5% year-over-year and an increase of 12% quarter-over-quarter. The quarter-over-quarter increase in APA was mainly a result of in-game promotional activities launched for TLBB PC during the quarter.

•

For mobile games, total average MAU were 2.3 million, a decrease of 9% year-over-year and an increase of 75% quarter-over-quarter. Total quarterly APA were 0.5 million, a decrease of 18% year-over-year and an increase of 60% quarter-over-quarter. The year-over-year decreases in MAU and APA were due to the natural decline of our older games, partially offset by the launch of New TLBB Mobile during the quarter. The quarter-over-quarter increases in MAU and APA were mainly due to the launch of New TLBB Mobile.

Third Quarter 2023 Unaudited Financial Results

Total revenues were US$118 million, a decrease of 21% year-over-year and 1% quarter-over-quarter. Online game revenues were US$117 million, a decrease of 21% year-over-year and 1% quarter-over-quarter. Online advertising revenues were US$1 million, a decrease of 25% year-over-year and 4% quarter-over-quarter.

GAAP and non-GAAP gross profit were both US$103 million, a decrease of 18% year-over-year and flat quarter-over-quarter.

[3]	“Changyou Results” consist of the results of Changyou’s online game business and its 17173.com Website.
[4]	Monthly active user accounts refers to the number of registered accounts that are logged in to these games at least once during the month.
[5]	Quarterly aggregate active paying accounts refers to the number of accounts from which game points are utilized at least once during the quarter.

GAAP operating expenses were US$52 million, a decrease of 25% year-over-year and 5% quarter-over-quarter. The year-over-year decrease was mainly due to a decrease in marketing and promotional spending for online games.

Non-GAAP operating expenses were US$51 million, a decrease of 24% year-over-year and 5% quarter-over-quarter.

GAAP operating profit was US$51 million, compared with an operating profit of US$57 million for the third quarter of 2022 and US$49 million for the second quarter of 2023.

Non-GAAP operating profit was US$52 million, compared with a non-GAAP operating profit of US$58 million for the third quarter of 2022 and US$49 million for the second quarter of 2023.

Recent Development

Sohu today announced that on November 11, 2023, its board of directors authorized a share repurchase program of up to US$80 million of the outstanding ADSs of Sohu over the next two years. The ADSs may be purchased from time to time at Sohu’s management’s discretion at prevailing market prices in accordance with Rule 10b-18 and Rule 10b5-1 under the Securities Exchange Act of 1934. Sohu’s management will determine the timing and amount of any purchases of ADSs based on their evaluation of market conditions, the trading price of ADSs and other factors. The share repurchase program may be suspended or discontinued at any time. Sohu plans to fund repurchases from its existing cash balance.

Business Outlook

For the fourth quarter of 2023, Sohu estimates:

•	Brand advertising revenues to be between US$20 million and US$23 million; this implies an annual decrease of 20% to 31%, and a sequential decrease of 9% to a sequential increase of 4%.

•	Online game revenues to be between US$106 million and US$116 million; this implies an annual decrease of 4% to 13%, and a sequential decrease of 1% to 9%.

•	Non-GAAP net loss attributable to Sohu.com Limited to be between US$10 million and US$20 million; and GAAP net loss attributable to Sohu.com Limited to be between US$13 million and US$23 million.

For the fourth quarter 2023 guidance, the Company has adopted a presumed exchange rate of RMB7.20=US$1.00, as compared with the actual exchange rate of approximately RMB7.09=US$1.00 for the fourth quarter of 2022, and RMB7.17=US$1.00 for the third quarter of 2023.

This forecast reflects Sohu’s management’s current and preliminary view, which is subject to substantial uncertainty.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), Sohu’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per ADS, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, and the related income tax impact; and interest expense recognized in connection with the Toll Charge imposed by the U.S. TCJA. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sohu’s management believes excluding share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, and the related income tax impact; and interest expense recognized in connection with the Toll Charge from its non-GAAP financial measure is useful for itself and investors. Further, the impact of share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, and the related income tax impact; and interest expense recognized in connection with the Toll Charge cannot be anticipated by management and business line leaders and these expenses were not built into the annual budgets and quarterly forecasts that have been the basis for information Sohu provides to analysts and investors as guidance for future operating performance. As share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, and the related income tax impact, do not involve subsequent cash outflow or are reflected in the cash flows at the equity transaction level, Sohu does not factor in their impact when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, in general, the monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, and the related income tax impact, and also excluded the interest expense recognized in connection with the Toll Charge.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sohu’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Sohu.com Limited, and diluted net income attributable to Sohu.com Limited per ADS excluding share-based compensation expense and interest expense recognized in connection with the Toll Charge is that share-based compensation expense and interest expense recognized in connection with the Toll Charge have been and can be expected to continue to be significant recurring expenses in Sohu’s business. It is also possible that changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, and the related income tax impact will recur in the future. In order to mitigate these limitations Sohu has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between the GAAP financial measures that are most directly comparable to the non-GAAP financial measures that have been presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Sohu’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sohu’s next quarterly earnings announcement; however, Sohu reserves right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sohu’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, instability in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations, including their potential impact on the Chinese economy and on Sohu’s reported U.S. dollar results; fluctuations in Sohu’s quarterly operating results; the possibilities that Sohu will be unable to recoup its investment in video content and will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; Sohu’s reliance on online advertising sales and online games for its revenues; and the impact of the U.S. TCJA. Further information regarding these and other risks is included in Sohu’s annual report on Form 20-F for the year ended December 31, 2022, and other filings with and information furnished to the U.S. Securities and Exchange Commission.

Conference Call and Webcast

Sohu’s management team will host a conference call at 7:30 a.m. U.S. Eastern Time, November 13, 2023 (8:30 p.m. Beijing/Hong Kong time, November 13, 2023) following the quarterly results announcement. Participants can register for the conference call by clicking here, which will lead them to the conference registration website. Upon registration, participants will receive details for the conference call, including the dial-in numbers and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

The live Webcast and archive of the conference call will be available on the Investor Relations section of Sohu’s website at https://investors.sohu.com/

About Sohu

Sohu.com Limited (NASDAQ: SOHU) was established by Dr. Charles Zhang, one of China’s internet pioneers, in the 1990s. As a mainstream media platform, Sohu is indispensable to the daily life of millions of Chinese, providing a network of web properties and community based products which continually offer a broad array of choices regarding information, entertainment and communication to the vast number of Sohu users. Sohu has built one of the most comprehensive matrices of Chinese language web properties, consisting of the leading online media destinations Sohu News App, mobile news portal m.sohu.com, PC portal www.sohu.com; online video website tv.sohu.com; and the online games platform www.changyou.com/en/.

Sohu provides online brand advertising services as well as multiple news, information and content services on its matrix of websites and also on its mobile platforms. Sohu’s online game business, conducted by its subsidiary Changyou, develops and operates a diverse portfolio of PC and mobile games, such as the well-known Tian Long Ba Bu (“TLBB”) PC and Legacy TLBB Mobile.

For investor and media inquiries, please contact:

In China:

Ms. Huang, Pu
Sohu.com Limited
Tel:	+86 (10) 6272-6645
E-mail:	ir@contact.sohu.com

In the United States:

Ms. Bergkamp, Linda
Christensen
Tel:	+1 (480) 614-3004
E-mail:	linda.bergkamp@christensencomms.com

SOHU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended
	Sep. 30, 2023	Jun. 30, 2023	Sep. 30, 2022
Revenues:
Brand advertising	$22,087	$23,883	$25,762
Online games	117,049	118,426	148,895
Others	6,294	9,781	10,617

Total revenues	145,430	152,090	185,274

Cost of revenues:
Brand advertising (includes share-based compensation expense of $15, $-21, and $19, respectively)	18,745	16,705	25,245
Online games (includes share-based compensation expense of $18, $18, and $42, respectively)	15,039	15,839	24,451
Others	687	4,477	3,972

Total cost of revenues	34,471	37,021	53,668

Gross profit	110,959	115,069	131,606
Operating expenses:
Product development (includes share-based compensation expense of $280, $179, and $613, respectively)	67,749	69,492	64,688
Sales and marketing (includes share-based compensation expense of $39, $-52, and $58, respectively)	53,040	57,153	73,347
General and administrative (includes share-based compensation expense of $358, $134, and $720, respectively)	10,801	11,372	11,629

Total operating expenses	131,590	138,017	149,664

Operating loss	(20,631)	(22,948)	(18,058)
Other income, net	10,869	5,131	4,750
Interest income	11,519	11,041	4,808
Exchange difference	(478)	3,067	3,129

Income/(loss) before income tax expense	1,279	(3,709)	(5,371)
Income tax expense	15,340	17,747	16,213

Ne loss from continuing operations	(14,061)	(21,456)	(21,584)
Net income from discontinued operations, net of tax[6]	35,426	—	—
Net income/(loss)	21,365	(21,456)	(21,584)

Less: Net income/(loss) from continuing operations attributable to the noncontrolling interest shareholders	(2)	(261)	(1)
Net loss from continuing operations attributable to Sohu.com Limited	(14,059)	(21,195)	(21,583)

Net income from discontinued operations attributable to Sohu.com Limited	35,426	—	—

Net income/(loss) attributable to Sohu.com Limited	21,367	(21,195)	(21,583)

Basic net loss from continuing operations per share/ADS attributable to Sohu.com Limited[7]	$(0.41)	$(0.62)	$(0.63)

Basic net income from discontinued operations per share/ADS attributable to Sohu.com Limited	$1.04	$—	$—

Basic net income/(loss) per share/ADS attributable to Sohu.com Limited	$0.63	$(0.62)	$(0.63)

Shares/ADSs used in computing basic net income/(loss) per share/ADS attributable to Sohu.com Limited	34,190	34,091	34,387

Diluted net loss from continuing operations per share/ADS attributable to Sohu.com Limited	$(0.41)	$(0.62)	$(0.63)

Diluted net income from discontinued operations per share/ADS attributable to Sohu.com Limited	$1.04	$—	$—

Diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	$0.63	$(0.62)	$(0.63)

Shares/ADSs used in computing diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	34,190	34,091	34,387

[6]	See Footnote 1.
[7]	Each ADS represents one ordinary share.

SOHU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Sep. 30, 2023	As of Dec. 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$335,923	$697,821
Restricted cash	3,176	3,641
Short-term investments	594,474	473,624
Accounts receivable, net	61,047	67,541
Prepaid and other current assets	86,736	83,093

Total current assets	1,081,356	1,325,720

Fixed assets, net	268,726	288,226
Goodwill	46,961	47,415
Long-term investments, net	44,266	26,012
Intangible assets, net	3,099	5,394
Long-term time deposits	431,864	265,802
Other assets	11,015	19,207

Total assets	$1,887,287	$1,977,776

LIABILITIES
Current liabilities:
Accounts payable	$47,504	$56,449
Accrued liabilities	112,389	126,461
Receipts in advance and deferred revenue	50,586	48,080
Accrued salary and benefits	50,672	60,754
Taxes payables	9,097	10,612
Other short-term liabilities	82,318	114,532

Total current liabilities	$352,566	$416,888

Long-term other payables	3,770	1,795
Long-term tax liabilities	462,193	448,043
Other long-term liabilities	485	340

Total long-term liabilities	$466,448	$450,178

Total liabilities	$819,014	$867,066

SHAREHOLDERS’ EQUITY:
Sohu.com Limited shareholders’ equity	1,067,269	1,109,442
Noncontrolling interest	1,004	1,268

Total shareholders’ equity	$1,068,273	$1,110,710

Total liabilities and shareholders’ equity	$1,887,287	$1,977,776

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Sep. 30, 2023				Three Months Ended Jun. 30, 2023				Three Months Ended Sep. 30, 2022
	GAAP	Non-GAAP Adjustment		Non-GAAP	GAAP	Non-GAAP Adjustment		Non-GAAP	GAAP	Non-GAAP Adjustment		Non-GAAP
		15	(a)			(21	)(a)			19	(a)

Brand advertising gross profit	$3,342	$15		$3,357	$7,178	$(21)		$7,157	$517	$19		$536

Brand advertising gross margin	15%			15%	30%			30%	2%			2%

		18	(a)			18	(a)			42	(a)

Online games gross profit	$102,010	$18		$102,028	$102,587	$18		$102,605	$124,444	$42		$124,486

Online games gross margin	87%			87%	87%			87%	84%			84%

		—	(a)			—	(a)			—	(a)

Others gross profit	$5,607	$—		$5,607	$5,304	$—		$5,304	$6,645	$—		$6,645

Others gross margin	89%			89%	54%			54%	63%			63%

		33	(a)			(3	)(a)			61	(a)

Gross profit	$110,959	$33		$110,992	$115,069	$(3)		$115,066	$131,606	$61		$131,667

Gross margin	76%			76%	76%			76%	71%			71%

Operating expenses	$131,590	$(677	)(a)	$130,913	$138,017	$(261	)(a)	$137,756	$149,664	$(1,391	)(a)	$148,273

		710	(a)			258	(a)			1,452	(a)

Operating loss	$(20,631)	$710		$(19,921)	$(22,948)	$258		$(22,690)	$(18,058)	$1,452		$(16,606)

Operating margin	-14%			-14%	-15%			-15%	-10%			-9%

Income tax expense	$15,340	$(3,149	)(d)	$12,191	$17,747	$(3,061	)(d)	$14,686	$16,213	$(1,884	)(c,d)	$14,329

		710	(a)			258	(a)			1,452	(a)
		—				—				891	(b)
		—				—				(224	)(c)
		3,149	(d)			3,061	(d)			2,108	(d)

Net loss before non-controlling interest	$(14,061)	3,859		(10,202)	$(21,456)	$3,319		$(18,137)	$(21,584)	$4,227		$(17,357)

		710	(a)			258	(a)			1,452	(a)
		—				—				891	(b)
		—				—				(224	)(c)
		3,149	(d)			3,061	(d)			2,108	(d)

Net loss from continuing operations attributable to Sohu.com Limited for diluted net loss per ADS	$(14,059)	3,859		(10,200)	$(21,195)	$3,319		$(17,876)	$(21,583)	$4,227		$(17,356)

Net income from discontinued operations attributable to Sohu.com Limited for diluted net loss per ADS [8]	$35,426	—		$35,426	$—	—		$—	$—	—		$—

Net income/(loss) attributable to Sohu.com Limited for diluted net income/(loss) per share/ADS	$21,367	3,859		25,226	$(21,195)	$3,319		$(17,876)	$(21,583)	$4,227		$(17,356)

Diluted net loss from continuing operations per ADS attributable to Sohu.com Limited	$(0.41)			$(0.30)	$(0.62)			$(0.52)	$(0.63)			$(0.50)

Diluted net income from discontinued operations per ADS attributable to Sohu.com Limited	$1.04			$1.04	$—			$—	$—			$—

Diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	$0.63			$0.74	$(0.62)			$(0.52)	$(0.63)			$(0.50)

Shares/ADSs used in computing diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	34,190			34,190	34,091			34,091	34,387			34,387

Note:

(a)	To eliminate the impact of share-based awards.
(b)	To adjust for changes in the fair value of the Company’s investments.
(c)	To adjust for the impacts of income tax related to changes in the fair value of the Company’s investments.
(d)	To adjust for the effect of the Toll Charge.
[8]	See Footnote 1.